United States securities and exchange commission logo





                            April 9, 2021

       Ragy Thomas
       Chief Executive Officer
       Sprinklr, Inc.
       29 West 35th Street, 7th Floor
       New York, NY 10001

                                                        Re: Sprinklr, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 12,
2021
                                                            CIK: 0001569345

       Dear Mr. Thomas:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. You state that you have a "Proven ROI of more than 5.0x..." and that your platform has
                                                        "over 80% accuracy."
Please provide the basis for these statements and additional context regarding these
statistics. For example, explain whether the 5.0x ROI is based on all money spent by your
customers, or only for customers on certain aspects of your
                                                        platform.
 Ragy Thomas
FirstName   LastNameRagy Thomas
Sprinklr, Inc.
Comapany
April       NameSprinklr, Inc.
       9, 2021
April 29, 2021 Page 2
Page
FirstName LastName
Overview, page 2

2. Where you present a non-GAAP net operating loss insure that you provide the most directly comparable GAAP measure with equal or greater prominence. We refer you to
         Regulation S-K, Item 10(e)(1)(i).
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
73

3. For each period presented, please disclose the percentage of revenue that is generated by your large customers, which you define as customers with greater than or equal to $1.0 million in subscription revenue on a training 12 month basis, to provide appropriate context regarding the change is large customers. Further, clarify the significance of the customers you reference on page 112. For example, explain whether the 71 customers out of the top 100 companies on the Forbes 2020 World's Most Valuable Brands List are all
         large customers that generate at least $1.0 million in subscription revenue.
4. Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss any material trends related to your two largest products, Modern Sales
         & Engagement and Modern Research and Insights, and any fluctuations in revenue. Also, discuss any trends and/or uncertainties related to the three market segments, Global
         Strategic Accounts, Large Enterprise Accounts and Enterprise Accounts. For further guidance, please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
Expand Sales to Existing Customers, page 76

5. We note your disclosure that the net dollar expansion rate captures customer renewals, expansion, contraction and churn. Please tell us if any of those underlying metrics are key metrics relied upon by management to evaluate the business. If so, provide a discussion of each metric and include quantified disclosure for each metric for each period presented.
6. In your definition of customer, you include customers with which you are negotiating a renewal contract. To the extent the number of customers currently in
         negotiations is significant to this metric, please tell us when contract renewals typically occur (i.e., before or after the expiration of the existing contract), whether the customer agreements have renewal periods or automatic renewals, and at which point an entity would no longer be considered a customer during the negotiation period.
7. You state that the net dollar expansion rate was greater than a certain percentage in the last eight quarters. Please specify the net dollar-based retention rate for each quarter and discuss any material trends over that period.
 Ragy Thomas
FirstName   LastNameRagy Thomas
Sprinklr, Inc.
Comapany
April       NameSprinklr, Inc.
       9, 2021
April 39, 2021 Page 3
Page
FirstName LastName
Business
Overview, page 93

8. Please disclose the material facts and underlying assumptions that support your internal estimate that your total addressable market will be approximately than $49 billion in 2021 and revise to include a discussion regarding the market in which you operate.
Our Artificial Intelligence, page 99

9. You state that your "platform ingests, processes and analyzes consumer data and behavior from the one of the largest publicly available datasets, with over 500 million data points accessed and ingested monthly." Please revise to provide additional disclosure regarding this publicly available dataset including the material terms of any agreements to access the data, and any limitations on use.
Customer Success, page 114

10. It appears that the Customer Happiness Index, Customer Delight Assurance Program,
         Employee Happiness Index and Product Happiness Index are measures used by management. To the extent material, please revise to provide a discussion regarding how those measures are utilized and the specifics of how each measure is calculated.
Culture and Employees, page 117

11. We note that as of January 31, 2021, you had 1,435 employees outside the United States compared to 725 who are based in the United States even though you generate the majority of your revenues from customers in the United States. To the extent you have a material concentration of employees in any one country, please discuss.
Principal Stockholders, page 145

12. Please revise the footnotes to identify the natural persons with voting and/or investment control over the beneficial owners listed in the table. Refer to Item 403 of Regulation S-
         K.
Financial Statements
Costs to Obtain Customer Contracts, page F-16

13. Tell us and disclose whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Refer to
         ASC 340-40-35-1 and 50-2.
Note 3. Revenue Recognition
Contracts with Multiple Performance Obligations, page F-16

14. We note you identify the factors that you consider in evaluating the best estimate of standalone selling price. Please expand your disclosure to clarify the approach that you
 Ragy Thomas
Sprinklr, Inc.
April 9, 2021
Page 4
       use to estimate standalone selling price. Refer to ASC 606-10-32-31 through 32-35.
Note 10. Stock-based Compensation
Determining Fair Value of Stock Options, page F-25

15. As a significant assumption, please disclose the fair value of your shares of common stock used as the input in the determination of the fair value of your stock options for each period presented. Please refer to ASC 718-10-50-2(f)(2).
Note 13. Geographic Information, page F-31

16. Please disclose the amount of long-lived assets located in the United States. Refer to ASC
       280-10-50-41.b.
General

17. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameRagy Thomas
                                                             Division of
Corporation Finance
Comapany NameSprinklr, Inc.
                                                             Office of
Technology
April 9, 2021 Page 4
cc:       Jaime Chase
FirstName LastName